Exhibit 2.2

MEMBER INTEREST PURCHASE AGREEMENT

BY AND AMONG

MEDIA BILLING, L.L.C.,

INTERNET BILLING COMPANY, LLC

AND

INTERCEPT, INC.,

THE SOLE MEMBER OF INTERNET BILLING COMPANY, LLC

Dated as of March 22, 2004

MEMBER INTEREST PURCHASE AGREEMENT

THIS MEMBER INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 22, 2004, by and among Media Billing, L.L.C., a New York limited liability company (“Purchaser”); Internet Billing Company, LLC, a Georgia limited liability company (the “Company,” formerly known as Internet Merger Company, LLC, a Georgia limited liability company, and successor in interest by merger to a Georgia limited liability company also known as Internet Billing Company, LLC); and InterCept, Inc., a Georgia corporation (“Seller”). Seller is the sole member of the Company, and Seller and the Company are sometimes together referred to as the “InterCept Parties.”

R E C I T A L S

A. The Company is primarily engaged in the business of providing various services that enable, among other things, merchants (providing services to both adult-related and non-adult-related customers) to accept and process real-time payments for goods and services over the Internet, as well as services related to outsourced payment processing, transaction processing, risk management, transaction security, fraud control, reporting tools, subscription, accounting/bookkeeping services, shopping cart functionality, marketing, payment options, interface, and back office management (the “Subject Business,” which shall specifically exclude any assets to be transferred in the transaction to Seller or one of its Affiliates as contemplated in Section C below and otherwise described herein).

B. As of the date hereof, Seller owns 100% of the member interests of the Company, constituting a 100% ownership interest in the Company under the terms of the Company’s Operating Agreement, and is entitled to that percentage of the profits of the Company and must bear that percentage of the Company’s losses.

C. Seller wishes to sell to Purchaser and Purchaser wishes to purchase from Seller 100% of the member interests of the Company. Prior to the closing, the Company will transfer certain of its assets, including its non-adult-related customers and certain claims of the Company, to an affiliate of Seller. By virtue of this acquisition, Purchaser will acquire, through the Company, substantially all of the Company’s customer relationships (other than those specifically transferred to an affiliate of Seller as otherwise described herein) and the “iBill” trademark, and such other trademarks and other assets currently owned by the Company as identified herein. In addition, Purchaser will acquire (1) a perpetual royalty-free license to the Company of Seller’s NexGen and iBill transaction processing and support software, and (2) an assignment of rights in any other components of the Company’s existing infrastructure not owned by the Company but necessary to continue services to the Company’s customers consistent with the services provided to them on the date hereof, all as specifically subject to the terms and conditions set forth in this Agreement.

D. The Company has significant financial obligations, including customer obligations, that Purchaser and the Company after Closing will be required to satisfy pursuant to this Agreement. Additionally, Purchaser is releasing Seller from liability to certain parties to which it has provided security or guarantees on behalf of or for the benefit of the Company. Purchaser has agreed to indemnify Seller for any claims or losses related to these matters pursuant to the terms of this Agreement. To secure Purchaser’s performance of these obligations, Purchaser is providing to Seller an insurance policy with a policy limit of at least $20,000,000 that Seller may make claims against to satisfy indemnification claims up to that amount.

E. The above sale and purchase, including the asset transfers, licenses and insurance policy referenced in Paragraphs C and D and all of the transactions contemplated herein, are hereinafter collectively referred to as the “Contemplated Transactions.”

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants, representations, warranties, conditions and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

The following terms used in this Member Interest Purchase Agreement shall have the following respective meanings:

“2002 Financial Statements” has the meaning set forth in Section 3.7(a).

“Accounts Receivable” has the meaning set forth in Section 3.19.

“Affiliate” means, with respect to any Person, (i) a director, officer, manager, member or stockholder of such Person, (ii) a spouse, parent, sibling or descendant of such Person (or spouse, parent, sibling or descendant of any director or executive officer of such Person), and (iii) any other Person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person.

“Age-Restricted Services” means goods and services related to the adult entertainment industry.

“Agreement” has the meaning set forth in the preamble.

“Asset Transfers” has the meaning set forth in Section 2.1(a).

“Asset Transfer Agreements” has the meaning set forth in Section 2.1(a).

“Balance Sheet” means the balance sheet set forth in the Most Recent Financial Statements.

“Balance Sheet Date” means December 31, 2003.

“Board of Directors” means, with respect to any Person, the board of directors of such Person.

“Break-up Fee” has the meaning set forth in Section 13.2.

“Business Day” means any day that is not a Saturday, Sunday or a day on which banking institutions in Atlanta, Georgia are not required to be open.

“Bylaws” means, with respect to any Person, the bylaws of such Person.

“Cash Payment” has the meaning set forth in Section 2.1(c).

“Claim” has the meaning set forth in Section 11.3.

“Claimant” has the meaning set forth in Section 11.3.

“Closing” has the meaning set forth in Section 10.1.

“Closing Date” has the meaning set forth in Section 10.1.

“Closing Date Balance Sheet” has the meaning set forth in Section 2.2(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Confidential Information” means Intellectual Property Rights of Seller, the Company and Purchaser and all information of a proprietary or confidential nature relating to Seller, the Company, Purchaser, the Subject Business or the Contemplated Transactions (other than information that is in the public domain at the time of its use or disclosure other than as a result of the breach by such party of its agreement hereunder).

“Contemplated Transactions” has the meaning set forth in the preamble.

“Contract” means any loan or credit agreement, note, bond, mortgage, indenture, lease, sublease, purchase order or other agreement, instrument, permit, concession, franchise, license contract, obligation, promise, or undertaking (whether written or oral and whether express or implied).

“Control” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person.

“Credit Agreement” has the meaning set forth in Section 9.12.

“Deerfield Beach Lease” means the lease for the Company’s main office location in Deerfield Beach, Florida.

“Employee Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA) as well as any other plan, program or arrangement involving direct and indirect compensation, under which the Company or any ERISA Affiliate of the Company has any present or future obligations or Liability on behalf of its employees or former employees, contractual employees or their dependents or beneficiaries.

“Encumbrances” means and includes Taxes, security interests, mortgages, liens, pledges, charges, claims, conditions, easements, reservations, restrictions, clouds, equities, rights of way, options, community property rights, rights of first refusal and all other encumbrances, whether or not relating to the extension of credit or the borrowing of money, or any other restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environmental Laws” has the meaning set forth in Section 3.8.

“ERISA” means the Employment Retirement Income Security Act of 1974, as amended.

“Estimated Working Capital Deficit” means the estimate of the Company as of the Closing Date of the amount calculated by subtracting the total liabilities of the Company transferred in the Subject Business from the current assets of the Company transferred in the Subject Business, specifically to include any cash held as security for the letter of credit securing the Deerfield Beach Lease, both as reflected on the Pre-Closing Balance Sheet.

“Event of Default” has the meaning set forth in Section 11.8.

“Financial Statements” has the meaning set forth in Section 3.7(a).

“Final Working Capital Deficit” has the meaning set forth in Section 2.2(a).

“Fine” has the meaning set forth in Section 9.10.

“First Data” has the meaning set forth in Section 8.5.

“First Data Letter of Credit” has the meaning set forth in Section 9.13.

“GAAP” means generally accepted accounting principles, as commonly practiced in the United States, and as applied on a basis consistent with the basis on which the Balance Sheet and the other financial statements referred to in Section 3.7 were prepared.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, Federal, state or local.

“Guarantor” has the meaning set forth in Section 9.14.

“Guaranty Agreement” has the meaning set forth in Section 9.14.

“Initial Deposit” has the meaning set forth in Section 2.1(d).

“Insurance Policy” has the meaning set forth in Section 9.6.

“Intellectual Property Rights” means, whether patentable or unpatentable and whether or not reduced to practice, all industrial and intellectual property rights, including, without limitation, patents, patent applications, patent rights, trademarks (registered and unregistered), trademark applications, trade names, service marks, service mark applications, copyrights (in both published and unpublished works), copyright applications, know-how, trade secrets, proprietary processes and formulae, software, confidential information, technical information, data, process technology, franchises, licenses, inventions, discoveries, instructions, marketing materials, trade dress, logos, slogans, corporate names, fictitious business names, internet domain names, customer and supplier lists, rights in telephone numbers, pricing and costing information, business and marketing plans, advertising and promotional materials, and designs and all documentation and media constituting, describing or relating to the foregoing, including, without limitation, manuals, memoranda and records together with all translations, adaptations, derivations, including all goodwill associated therewith.

“InterCept Parties” has the meaning set forth in the preamble.

“IPS” has the meaning set forth in Section 2.1(a).

“Knowledge” of a party to this Agreement shall mean the current awareness of management of that party, which with respect to (i) Seller (on or before Closing) and the Company shall only include John Collins, Lynn Boggs, John Perry, Scott Meyerhoff and Linda Pinne, and (ii) Purchaser and Seller (following Closing) shall only include Jason Galanis and Charles Samel.

“Law” means any law, statute, treaty, rule, directive, regulation or Order of any Governmental Entity.

“Leased Real Property” means the Company’s leased premises in Deerfield Beach, Florida and Woodland Hills, California.

“Leases” has the meaning set forth in Section 3.10.

“Lender Consent” has the meaning set forth in Section 9.12.

“Liability” of a Person means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, joint or several, regardless of when asserted, including all liability for Taxes, and whether or not the same is required to be accrued on the financial statements of such Person.

“Loss” or “Losses” means any and all losses, Liabilities, demands, claims, actions, causes of action, assessments, shortages, damages (including incidental and consequential), costs, expenses (including court costs, the cost of any investigation, expert witnesses and preparation, and attorneys’, accountants’ and other professionals’ fees including the value of services of in-house accountants and attorneys), assessments, Tax deficiencies and Taxes incurred, whether directly or indirectly, net of any accruals reflected on the Closing Date Balance Sheet, in connection with the receipt of indemnification payments (including interest or penalties thereon) arising from or in connection with any such matter that is the subject of indemnification under Article 11 whether or not involving Third Party Claims.

“Material Adverse Change” or “Material Adverse Effect” means, whether in the whole or in the aggregate, with respect to any Person, any material adverse change in the business, operations, assets (including levels of working capital and components thereof), condition (financial or otherwise), operating results, Liabilities, employee relations or business prospects of such Person or any material casualty loss or damage to the assets of such Person, whether or not covered by insurance.

“Member Interest” the meaning set forth in Section 2.1(b).

“Most Recent Financial Statements” has the meaning set forth in Section 3.7(a).

“Nelson Mullins” has the meaning set forth in Section 7.5.

“Non-Competition Period” has the meaning set forth in Section 12.1.

“Note” has the meaning set forth in Section 2.1(c).

“Obligor” has the meaning set forth in Section in Section 11.3.

“Orders” means judgments, writs, decrees, compliance agreements, injunctions or orders of any Governmental Entity or arbitrator.

“Ordinary Course” means, with respect to the Company, the ordinary course of commercial operations engaged in by the Company, consistent with past practice.

“Organizational Documents” means (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) the articles of organization or certificate of formation and operating agreement or limited liability company agreement of any limited liability company, (v) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (vi) any amendment to any of the foregoing.

“Part” means a part or section of a Disclosure Letter.

“Permits” means all permits, licenses, authorizations, registrations, franchises, approvals, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Entities.

“Permitted Encumbrance” means (i) any Encumbrance for Taxes not yet due or delinquent or being contested in good faith by appropriate Proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Encumbrance arising in the ordinary course of business by operation of Law with respect to a liability that is not yet due or delinquent, (iii) any minor imperfection of title or similar Encumbrance which individually does not materially impair the value of the property subject to such Encumbrance or the use of such property in the conduct of the Subject Business, and (iv) Encumbrances associated with the Leases.

“Person” shall be construed broadly and shall include an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity (or any department, agency or political subdivision thereof) and any and all officers, directors and any other managers of the preceding.

“Pre-Closing Balance Sheet” has the meaning set forth in Section 7.3.

“Proceeding” means actions, audits, suits, claims, hearings, investigations or legal or administrative or arbitration proceedings.

“Processing Agreements” has the meaning set forth in Section 8.5.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Disclosure Letter” means the disclosure letter delivered by Purchaser to Seller concurrently with the execution and delivery of this Agreement.

“Purchase Price” has the meaning set forth in Section 2.1(c).

“Purchase Price Adjustment” has the meaning set forth in Section 2.2(b).

“Purchaser Adjustment Payment” has the meaning set forth in Section 2.2(b).

“Purchaser Review Period” has the meaning set forth in Section 2.2(a).

“Resolution Period” has the meaning set forth in Section 2.2(d).

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Selected Auditor” shall mean Ernst & Young.

“Seller” has the meaning set forth in the preamble.

“Seller Adjustment Payment” has the meaning set forth in Section 2.2(b).

“Seller Disclosure Letter” means the disclosure letter delivered by Seller to Purchaser concurrently with the execution and delivery of this Agreement.

“Seller Review Period” has the meaning set forth in Section 2.2(d).

“SGS” has the meaning set forth in Section 8.5.

“Software License Agreement” has the meaning set forth in Section 9.2.

“Subject Business” has the meaning set forth in the recitals.

“Tax Returns” means returns, reports, statements, declarations, forms and information statements with respect to Taxes, including any schedule or attachment thereto, required to be submitted to or be filed with the IRS or any other federal, foreign, state, local or provincial taxing authority, domestic or foreign.

“Taxes” or “Tax,” as applicable, means taxes, fees, assessments, levies, duties, tariffs, imports, and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority whether or not disputed, including without limitation (a) income (including whether or not based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits), franchise, profits, gains, gross receipts, excise, sales, use, ad valorem, transfer, net worth, value added, license, withholding, payroll, employment, social security (or similar), workers’ compensation, unemployment compensation, environmental, utility, excise, severance, production, stamp, occupation, premium, customs duties, property or windfall profits, alternative or add-on minimum taxes, or any other tax of any kind whatsoever, together with all interest and penalties, additions to tax and other additional amounts imposed by any taxing authority (domestic or foreign), and (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of (1) being a “transferee” within the meaning of Section 6901 of the Code or any other applicable Law, (2) being a member of an affiliated or combined group within the meaning of the Code or any other applicable Law or (3) any contractual obligation.

“Third Party Claim” means any claim brought by a Person who is not a party to this Agreement.

“Third Party Intellectual Property Rights” has the meaning set forth in Section 3.12(a).

“Transaction Services” shall mean the business of providing transaction processing solutions for consumer-to-business, business-to-business, and person-to-person electronic commerce for third parties.

“Transferred Customers” has the meaning set forth in Section 9.4.

“Transferred Claims” has the meaning set forth in Section 9.5.

“Transition Period” has the meaning set forth in the introductory paragraph of Article 5.

“Transition Support Agreement” has the meaning set forth in Section 9.3.

ARTICLE 2

PURCHASE AND SALE OF MEMBER INTERESTS

2.1. Purchase and Sale Obligation.

(a) The IBC Asset Transfer. Immediately before the Closing, Seller shall cause the Company to transfer to both Seller and Seller’s and the Company’s Affiliate, InterCept Payment Solutions, LLC (“IPS”), the Transferred Customers (and related contracts and relationships), the Transferred Claims, certain software, and other assets and liabilities (collectively, the “Asset Transfers”) all as more fully described in, and in accordance with the terms and conditions set forth in, the Asset Transfer Agreements attached hereto as Exhibit 2.1(a) (the “Asset Transfer Agreements”), and IPS shall license certain software to the Company pursuant to the Software License Agreement.

(b) Sale of Member Interest. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, and immediately after the Asset Transfers from the Company to Seller or its Affiliates as contemplated herein, Seller shall transfer, assign and sell to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to Seller’s interest as a member of the Company (the “Member Interest”). The Member Interest will constitute all of the Company’s member interests upon the Closing. The Member Interest shall be delivered by Seller to Purchaser free and clear of all Encumbrances.

(c) Purchase of Member Interest. In exchange for the Member Interest, on the Closing Date, Purchaser shall:

(1)	pay to Seller in immediately available funds the amount of (x) $745,251 minus (y) the amount, if any, by which the Estimated Working Capital Deficit of the Company exceeds $22,000,000 (the “Cash Payment”);

(2)	deliver to Seller a promissory note in the amount of (x) $754,749 plus (y) the amount, if any, by which the Estimated Working Capital Deficit of the Company is less than $22,000,000 (the “Note”) (collectively, the amounts payable in the Cash Payment and the Note shall be the “Purchase Price”);

(3)	cause the Insurance Policy to be delivered to Seller; and

(4)	enter into the agreements as set forth in Article 9 hereof.

(d) Initial Deposit. Upon the signing of this Agreement and subject to the terms of Sections 13.1 and 13.2, Purchaser shall make a nonrefundable deposit of $745,251 (the “Initial Deposit”) into the following depository account of Seller with Bank of America, N.A. as designated in writing by Seller on the date hereof. The Initial Deposit shall be credited at Closing toward the cash portion of the Purchase Price set forth in Section 2.1(c) above.

2.2. Purchase Price Adjustment.

(a) Within 45 days following the Closing (the “Purchaser Review Period”), Purchaser shall deliver to Seller (i) a final closing balance sheet of the Company as of the Closing Date (reflecting the Subject Business transferred at Closing and excluding the Asset Transfers) prepared in accordance with GAAP (other than exceptions to GAAP specified in the notes to the Pre-Closing Balance Sheet) using the same accounting principles, policies and practices used to prepare the Pre-Closing Balance Sheet (the “Closing Date Balance Sheet”); and (ii) Purchaser’s calculation of the final working capital deficit of the Company determined by the sum of the value of the current assets of the Company and the total liabilities of the Company as determined in the Closing Date Balance Sheet (the “Final Working Capital Deficit”) using the same methodology used to calculate the Estimated Working Capital Deficit.

(b) If

(i) the Final Working Capital Deficit is less than (i.e., a lesser negative number) the Estimated Working Capital Deficit, then Purchaser shall pay Seller such difference (the “Purchaser Adjustment Payment”) as provided in Section 2.2(e) below, or

(ii) the Final Working Capital Deficit is greater than (i.e., a greater negative number) the Estimated Working Capital Deficit, then Seller shall pay Purchaser such difference (the “Seller Adjustment Payment”) as provided in Section 2.2(e) below, and in either event the Purchase Price shall be adjusted accordingly (in either case, the “Purchase Price Adjustment”).

(c) If Purchaser fails to deliver the Closing Date Balance Sheet to Seller during the Purchaser Review Period, then Purchaser shall have the right to extend the Purchaser Review Period for up to an additional 15 days by providing written notice to Seller before the end of the Purchaser Review Period. If Purchaser fails to deliver the Closing Date Balance Sheet to Seller during the extended Purchaser Review Period, as extended, then Purchaser shall be deemed to have waived its rights to the Purchase Price Adjustment, and Seller may submit a Closing Date Balance Sheet to Purchaser if it would be entitled to the Purchaser Adjustment Payment thereunder.

(d) Provided Purchaser delivers the Closing Date Balance Sheet to Seller before the end of the Purchaser Review Period, Seller shall have 20 business days after its receipt of the Closing Date Balance Sheet to review and dispute the Closing Date Balance Sheet, including the computation of the Final Working Capital Deficit (the “Seller Review Period”). If Seller fails to dispute the Closing Date Balance Sheet, including the computation of the Final Working Capital Deficit, during the Seller Review Period, Seller shall be deemed to have accepted the terms of the Closing Date Balance Sheet, including the Seller Adjustment Payment or the Purchaser Adjustment Payment thereunder, as determined by Purchaser. If Seller disputes the computation of the Final Working Capital Deficit during the Seller Review Period, then Seller and Purchaser shall have 20 business days from the delivery of notice of its dispute to Purchaser to reach an agreement with regard to the disputed computation (the “Resolution Period”). If the parties fail to reach an agreement during the Resolution Period, then the dispute shall be submitted to the Selected Auditor for full and final resolution applying the principles, policies and practices referenced in Section 2.2(a). The Selected Auditor shall make a determination of the Final Working Capital Deficit and the Seller Adjustment Payment or the Purchaser Adjustment Payment

thereunder, as applicable, within 60 days following the end of the Resolution Period. For purposes of this Agreement, the determination of the Selected Auditor with respect to the Purchase Price Adjustment shall be final and conclusive as to all parties, absent clear error. If Purchaser fails to deliver the Closing Date Balance Sheet to Seller as described in Section 2.2(c), and Seller submits to Purchaser a Closing Date Balance Sheet, then the review provisions described in this Section 2.2(d) for the benefit of Seller shall apply for the benefit of Purchaser, and the same dispute resolution procedures shall be applicable in the event of an unresolved dispute.

(e) Following final determination of the amount of the Purchase Price Adjustment, if any, in accordance with the above paragraphs, (i) Seller shall remit the Seller Adjustment Payment, if any, to Purchaser or the Company in immediately available funds within five business days after the final determination of the Purchase Price Adjustment, or (ii) either Purchaser or the Company (being jointly and severally obligated to do so) shall remit to Seller the Purchaser Adjustment Payment, if any, in immediately available funds within five business days after the final determination of the Purchase Price Adjustment, provided that if Purchaser and the Company fail to make the Purchaser Adjustment Payment in such period, Seller, at its sole option, may immediately draw against the Letter to Credit for the amount of the Purchaser Adjustment Payment.

(f) The fees and expenses of the Selected Auditor shall be split equally between Purchaser, on the one hand, and Seller, on the other hand.

(g) During all periods contemplated in this Section 2.2, the parties shall reasonably cooperate with each other (and the Selected Auditor if applicable), including providing reasonable access to each party’s books and records, to facilitate the determination of the Final Working Capital Deficit and any Purchase Price Adjustment.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF

THE COMPANY AND SELLER

To the Knowledge of Seller with respect to all representations and warranties set forth in this Article 3 other than Section 3.1, Seller represents and warrants to Purchaser as follows:

3.1. Capitalization and Organization. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Georgia. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Georgia and is foreign qualified to transact business and is in good standing in the States of Florida and California. Except as set forth in Part 3.1 of the Seller Disclosure Letter, the Company is not foreign qualified or required to be foreign qualified in any other state. Seller owns the Member Interest, which constitutes 100% of the outstanding member interests of the Company and there are no rights, options, warrants or other agreements to acquire any additional membership interests of the Company. The Company has delivered to Purchaser complete and correct copies of its Articles of Organization and Operating Agreement, each as amended to date, and the records of any and all proceedings and actions at all meetings of, or taken by written consent by, the manager and member of the Company. The Company owns equity positions in the entities listed in Part 3.1 of the Seller Disclosure Letter in the percentages stated therein.

3.2. Authority. Seller and the Company have the power and authority to execute and deliver this Agreement. Seller and the Company have taken all necessary corporate action, including all action required by their respective board of directors or board of managers, to authorize the execution and delivery of this Agreement. Upon execution, this Agreement shall constitute the legal, valid, and binding obligation of Seller and the Company, enforceable against Seller and the Company in accordance with its terms and conditions, except as such enforcement may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect affecting creditors’ rights generally, and by general principles of equity.

3.3. No Government Consents. Except as disclosed in Part 3.3 of the Seller Disclosure Letter, no approval, authorization, consent, permission, or waiver to or from, or notice, filing, or recording to or with, any Government Entity is necessary for the valid execution and delivery of this Agreement by Seller and the Company.

3.4. No Third Party Consents. Except as disclosed in Part 3.4 of the Seller Disclosure Letter, no approval, authorization, consent, permission, or waiver to or from, or notice, filing, or recording to or with, any Person that is a party to a material contract or agreement with Seller or the Company is necessary for (a) the execution and delivery of this Agreement by Seller and the Company; or (b) the transfer and assignment to Purchaser at Closing of the Leases and the material Contracts of the Company.

3.5. No Conflicts. Except as disclosed in Part 3.5 of the Seller Disclosure Letter, the execution and delivery by the Company and Seller of this Agreement and the consummation of the Contemplated Transactions do not and will not (i) conflict with, or result in any violation of, or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, the loss of any material benefit under, any term, condition or provision of the Organizational Documents of the InterCept Parties, any material Contract to which the any of the InterCept Parties is a party, or by which the InterCept Parties or their respective properties may be bound, or (ii) violate any Law applicable to the InterCept Parties or any of their respective properties. Except as set forth on Part 3.5 of the Seller Disclosure Letter, there are no agreements between Seller and any other Person with respect to its Member Interest that would prevent or encumber Seller’s right to transfer its Member Interest in the Company as contemplated herein.

3.6. No Additional Brokers. Except as set forth in Part 3.6 of the Seller Disclosure Letter, no investment banker, broker or finder is entitled to receive a commission or fee in respect of this Agreement or the transactions contemplated hereby, based upon any arrangement or agreement made by or on behalf of either of Seller or the Company.

3.7. Financial Statements.

(a) The (i) unaudited consolidated balance sheets and statements of operations for the Company as of and for the period from April 9, 2002 to December 31, 2002 (the “2002 Financial Statements”); and (ii) the unaudited consolidated balance sheets and statements of operations for the Company as of and for the one year period ended December 31, 2003 (the “Most Recent Financial Statements”) (collectively, the 2002 Financial Statements and the Most Recent Financial Statements are referred to as the “Financial Statements”) fairly present the combined financial position of the Company with regard to the Financial Statements as of the respective dates thereof and the results of their operations for the respective periods thereof. The Financial Statements were prepared in accordance with GAAP (except as disclosed on Part 3.7 of the Seller Disclosure Letter and for the absence of normal footnote disclosures and the absence of immaterial normal year-end adjustments in the Most Recent Financial Statements).

(b) Except as set forth on Part 3.7 of the Seller Disclosure Letter, the Company has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for (including any reserves) in the Most Recent Financial Statements, (ii) those incurred in the ordinary course of business and not required to be set forth in the Most Recent Financial Statements under GAAP, (iii) those incurred in the ordinary course of business since the date of the Most Recent Financial Statements and consistent with past practice and (iv) those incurred in connection with the execution of this Agreement.

3.8. Environmental Matters. Neither Seller nor the Company has received any notice of any pending or threatened investigation, Proceeding or claim with respect to the Company to the effect that the Company is or may be liable to any person or entity, or responsible or potentially responsible for the costs of any remedial or removal action or other cleanup costs, as a result of noncompliance with any applicable Laws relating to pollution or protection of the environment (“Environmental Laws”). There is no past or present action, activity, condition or circumstance that could be expected to give rise to any such liability on the part of the Company to any person or entity or for any such cleanup costs.

3.9. Litigation. Except as set forth on Part 3.9 of the Seller Disclosure Letter, neither the Company nor Seller, nor any officer, director, employee, agent or Affiliate of the Company is a party to any material pending or threatened Proceeding, whether at law or in equity, or before or by any Governmental Entity or arbitrator, nor does any basis exist for any such Proceeding.

3.10. Leases. The leases disclosed in Part 3.10 of the Seller Disclosure Letter (the “Leases”) constitute all material leasing or rental contracts, agreements, and other commitments and arrangements in effect as of the execution of this Agreement and to which the Company is a party.

3.11. Personnel, Benefit Arrangements and Employee Plans.

(a) List of Personnel. Part 3.11(a)(1) of the Seller Disclosure Letter contains a true and complete list of the names, positions and current compensation levels of all salaried or annual employees and of the Company. Part 3.11(a)(2) of the Seller Disclosure Letter contains a true and complete list of the names, positions and current compensation levels of all other employees of the Company, including without limitation, temporary employees and employees compensated on an hourly or commission basis, who are not included on Part 3.11(a)(1) of the Seller Disclosure Letter.

(b) Employee Relations. There is no labor strike, dispute, slowdown, stoppage, or similar activity pending or threatened against the Company. Except as described in Part 3.11(b) of the Seller Disclosure Letter, there are no Proceedings pending before the Equal Employment Opportunity Commission or any federal, state, or local agency or court against Seller pertaining to the Company or the employees of the Company.

(c) List of Employee Plans. The Employee Plans set forth in Part 3.11(c) of the Seller Disclosure Letter is accurate list of the Employee Plans of the Company.

(d) No Liabilities or Obligations. Except as reflected on the Financial Statements, the Company has no liabilities or obligations to any beneficiaries, governmental authorities, or any other parties arising out of or relating to the Employee Plans.

(e) No Multi-Employer or Certain Other Plans. None of the Employee Plans is a multi-employer plan, as defined in Section 3(37) of ERISA, or is subject to Title IV of ERISA or Code section 412; and neither the Company nor any of its Affiliates has or has had any liability or other obligation in connection with any such multi-employer plan, or plan which is or was subject to Title IV of ERISA or Code section 412.

(f) Warn Act Compliance. The Company has complied in all respects with the Worker Adjustment and Retraining Notification Act.

3.12. Intellectual Property.

(a) Part 3.12 of the Seller Disclosure Letter lists (1) material patents, patent applications, registered and unregistered trademarks and service marks, trade names, domain names, registered and unregistered copyrights, including software, and maskworks owned by the Company, (2) material licenses, sublicenses and other agreements as to which Company is a party and under which a third party is authorized or permitted to use such Intellectual Property Rights listed pursuant to Section 3.12(a)(1), and (3) material licenses, sublicenses and other agreements as to which Company is a party and pursuant to which Company is authorized to use third party (including Seller or any of its Affiliates other than the Company) patents, trademarks or copyrights, including software (“Third Party Intellectual Property Rights”), which are incorporated solely in, are, or form a primary part of material product or service offerings of Company to conduct its business. Part 3.12 of the Seller Disclosure Letter does not, and need not, include or describe Intellectual Property Rights of a generalized nature such as know how and goodwill. The Company is not in violation of any license, sublicense, or agreement described in Part 3.12 of the Seller Disclosure Letter. The Intellectual Property Rights and Third Party Intellectual Property Rights set forth on Part 3.12 of the Seller Disclosure Letter are all those in existence that are necessary for the operation of the Company’s businesses as they are currently conducted, including the Subject Business. The Company, or its wholly-owned subsidiary, is the owner of all right, title, and interest in and to each of such Intellectual Property Rights or licensee of such Third Party Intellectual Property Rights, free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) Except as disclosed in Part 3.12 of the Seller Disclosure Letter, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property Rights of the Company, or misappropriation of any trade secret material owned by the Company, by any third party, including any former employee of the Company.

(c) All material patents and registered and unregistered trademarks, service marks and copyrights held by the Company are valid and existing. The Company has not received any written notice of any assertion or claim challenging the validity of any Intellectual Property Rights of the Company. Except as described in Part 3.12 of the Seller Disclosure Letter, the Company has not been sued, or threatened to be sued, in any suit or other Proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or misappropriation of any trade secret or violation of other proprietary right of any third party. Except as described in Part 3.12 of the Seller Disclosure Letter, there is no claim, nor has the Company recognized any facts or circumstances which could lead to a claim, of infringement of any patents, trademarks, service marks, copyrights or misappropriation of any trade secret or violation of other proprietary right of any third party. Except as described in Part 3.12 of the Seller Disclosure Letter, the Company has not received written notice that any third party is challenging the ownership of any of the Company’s Intellectual Property Rights. Except as described in Part 3.12 of the Seller Disclosure Letter, the Company has not brought or threatened to bring any action, suit, or Proceeding for infringement of Intellectual Property Rights or breach of any license or agreement involving its Intellectual Property Rights against any third party. There are no pending or threatened interference Proceedings or re-examinations involving any patents or patent applications of the Company.

3.13. Absence of Changes. Except as set forth on Part 3.13 of the Seller Disclosure Letter, since the Balance Sheet Date and other than the Asset Transfers, with respect to the Company there has not occurred any of the following:

(a) change in the Company’s authorized or issued membership interests; grant of any option or right to purchase any membership interests or similar rights with respect to the Company or any of its subsidiaries; issuance of any security convertible into membership interest or similar rights; grant of any registration rights; purchase, redemption, retirement, or other acquisition by the Company of any membership interests or similar rights; or declaration or payment of any dividend or other distribution or payment in respect of membership interests;

(b) amendment to the Organizational Documents of the Company or any of its subsidiaries;

(c) payment or increase by the Company or any of its subsidiaries of any bonuses, salaries, or other compensation to any stockholder, member, director, officer, or employee (except for year-end bonuses and salary increases in the Ordinary Course of Business) or entry into any employment, severance, or similar contract with any director, officer, or employee;

(d) adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of the Company or any of its subsidiaries, other than an adoption or increase of Seller affecting all of its subsidiaries;

(e) damage to or destruction or loss of any asset or property of the Company or any of its subsidiaries, whether or not covered by insurance, that has or could have a Material Adverse Effect on the properties, assets, business, or financial condition of the Company or any of its subsidiaries, taken as a whole;

(f) entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any contract or transaction involving a total remaining commitment by or to the Company or any of its subsidiaries of at least $100,000;

(g) sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of the Company or any of its subsidiaries or mortgage, pledge, or imposition of any new Encumbrance on any material asset or property of the Company or any of its subsidiaries, including the sale, lease, or other disposition of any of the Intellectual Property Rights;

(h) cancellation or waiver of any claims or rights with a value to the Company or any of its subsidiaries in excess of $100,000;

(i) material change in the accounting methods used by the Company or any of its subsidiaries; or

(j) agreement, whether oral or written, by the Company or any of its subsidiaries to do any of the foregoing.

3.14. Tax Returns. The Company has filed all Tax returns and reports that it is required to file with the appropriate Governmental Entities. Such returns and reports are accurate and complete, and the Company has paid in full all Taxes, interest, penalties, assessments, or deficiencies shown to be due on such reports, claimed to be due by any taxing authority, or otherwise due and owing. The Company has made all withholdings of Tax required to be made under all applicable federal state and local tax regulations.

3.15. Title to Assets, Properties and Rights and Related Matters.

(a) Except as set forth on Part 3.15(a) of the Seller Disclosure Letter, the Company has good title to the Intellectual Property Rights as provided in Section 3.12 and to all other assets, properties and interests in properties, real, personal or mixed, reflected on the Balance Sheet or acquired after the Balance Sheet Date (except inventory or other property sold or otherwise disposed of since the Balance Sheet Date in the Ordinary Course and accounts receivable and notes receivable paid in full subsequent to the Balance Sheet Date), free and clear of all Encumbrances, except for Permitted Encumbrances. Except as set forth on Part 3.15 of the Seller Disclosure Letter, and except for inventory and supplies in transit in the Ordinary Course, all material tangible personal property is located on one or more of the Leased Real Properties.

(b) Except as set forth on Part 3.15(b) of the Seller Disclosure Letter, neither the Company, nor any of its subsidiaries, has transferred to Seller or any of its Affiliates any material assets other than in the Ordinary Course.

3.16. Agreements, No Defaults. Except as set forth on Part 3.16 of the Seller Disclosure Letter, the Company is not a party to any:

(a) Contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis or agreement with any Affiliates;

(b) Contract relating to the borrowing of money or to the mortgaging, pledging or otherwise placing an Encumbrance, other than Permitted Encumbrances, on any asset owned by the Company and/or used in the Subject Business;

(c) Contract relating to any guarantee of any obligation for borrowed money or otherwise;

(d) Contract with respect to the lending or investing of funds;

(e) Contract relating to the licensing of any rights of any third party;

(f) Contract or group of related Contracts with the same party (excluding purchase orders entered into in the Ordinary Course which are to be completed within three months of entering into such purchase orders) for the purchase or sale of products or services under which the undelivered balance of such products and services has a purchase price in excess of $100,000; or

(g) Contract that prohibits it from freely engaging in business anywhere in the world.

3.17. Compliance. Except as set forth in Part 3.17, the Company has not received any notice of violation from any government or regulatory agency related to an alleged violation of any statute, ordinance, regulation, order or requirement relating to its operations, and the Company and Seller have no Knowledge of any such violation.

3.18. Bank Accounts; Powers of Attorney. Part 3.18 of the Seller Disclosure Letter sets forth a complete and correct list of (a) the names of each bank account in which the Company has an account or safe deposit box, and the names of all persons authorized to draw thereon, or have access thereto and (b) the names of all Persons holding general or special powers of attorney from the Company and a summary of the terms thereof.

3.19. Accounts Receivable. Except as set forth in Part 3.19 of the Seller Disclosure Letter, the accounts receivable of the Company that are reflected on the Most Recent Financial Statements or on the accounting records of the Company as of the Closing Date (the “Accounts Receivable”) have arisen in the Ordinary Course in the aggregate recorded amounts thereof, net of any applicable reserve reflected in the Most Recent Financial Statements. Except as set forth in Part 3.19 of the Seller Disclosure Letter, the Accounts Receivable (a) arose from bona fide sales or services transactions in the ordinary course of business and are payable on ordinary trade terms, (b) are not the subject of any actions or Proceedings brought by or on behalf of the Company, (c) have not been challenged or disavowed by the obligor of such Accounts Receivable, and (d) are, to the Knowledge of the Company, fully collectible subject to any aggregate reserve reflected in the Most Recent Financial Statements.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Company and Seller as follows:

4.1. Corporate Existence. Purchaser is a New York limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Penthouse International, Inc. owns 99% of the member interests of Purchaser, and Mr. Charles L. Samel (“Samel”) and Dr. Luis Enrique Molina G. respectively own .5% of the member interests of Purchaser and are the sole managers of Purchaser.

4.2. Corporate Power and Authorization. Purchaser has the power, authority, and legal right to execute this Agreement, to consummate the Contemplated Transactions, to execute any instrument necessary to fully complete the terms of this Agreement, and to otherwise perform all of its obligations hereunder. The execution, delivery, and performance of this Agreement and all other agreements required hereunder have been duly authorized by all necessary corporate or other similar action. This Agreement and all other agreements required hereunder have been duly executed and delivered by Purchaser and, assuming due and valid execution and delivery by all other parties hereto, constitute the legal, valid, and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms and conditions except as such enforcement may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect affecting creditors’ rights generally, and by general principles of equity.

4.3. No Additional Brokers. Except as set forth on Part 4.3 of the Purchaser Disclosure Letter, no investment banker, broker or finder is entitled to receive a commission or fee from the execution of this Agreement or from the consummation of the Contemplated Transactions, based upon any arrangement or agreement made by or on behalf of Purchaser.

4.4. No Consents Required. Except as otherwise provided in this Agreement, no Permit, consent, approval or authorization of, or any notification of or filing with, any Person or Governmental Entity is required in connection with the execution and delivery by Purchaser of this Agreement, any other agreement required hereunder, or the consummation of any of the Contemplated Transactions to be performed by Purchaser.

4.5. Financial Resources. On the Closing Date, Purchaser:

(a) owns property having a value, at fair valuations, greater than the amount required to pay its debts;

(b) has capital sufficient to carry on its business and transactions and all business and transactions in which it is about to engage following acquisition of the Subject Business; and

(c) does not intend or believe it will incur following consummation of the Contemplated Transactions debts beyond its ability to repay them as they mature.

4.6. No Restrictions. The execution and delivery of this Agreement, the execution and delivery of the other agreements contemplated by this Agreement, and the consummation of the Contemplated Transactions do not and will not result in:

(a) the breach of any contract to which Purchaser is a party or by which Purchaser is bound,

(b) the violation of the Organizational Documents of Purchaser, including but not limited to the organizational agreement of Purchaser, or

(c) the violation of any statute, regulation, or governmental order by which Purchaser is bound.

4.7. Purchase for Own Account. Purchaser is purchasing the Member Interest of the Company for its own account for investment, not as a nominee or agent for any other Person, and not with a view to, or for sale in connection with, the distribution of any part thereof, and Purchaser has no present intention of distributing the same.

4.8. Reliance upon Purchaser’s Representations. Purchaser understands that the Member Interest is not registered under the Securities Act nor qualified under applicable state securities law on the ground that the sale provided for in this Agreement is exempt from registration under the Securities Act and qualification under applicable state securities law, and that Seller’s reliance on such exemptions is predicated on Purchaser’s representations set forth in this Agreement.

4.9. Purchaser is on an “As is” Basis; Receipt of All Material Information. Purchaser represents that it is purchasing the Company on an “as is” basis. Purchaser believes that, as of Closing, Purchaser will have received all the information Purchaser considers necessary or appropriate for deciding whether to purchase the Member Interest of the Company. By Closing, Purchaser will have had a satisfactory opportunity to ask questions and receive answers from Seller and the Company regarding the terms and conditions of the purchase of the Member Interest and the business, properties, prospects, and financial condition of the Company. Also by Closing, Purchaser will have had a satisfactory opportunity to obtain additional information sufficient to satisfy itself with respect to the foregoing. Purchaser hereby acknowledges that by participating in the Closing, it will be affirming:

(a) that it has taken advantage of its opportunity to ask questions and receive answers from Seller and the Company, and

(b) that every material fact necessary to induce Purchaser into its purchase of the Member Interest of the Company is addressed in this Agreement or in the accompanying Seller Disclosure Letter.

4.10. Investment Experience. Purchaser’s officers are experienced in evaluating and investing in securities, and Purchaser acknowledges that through their expertise, it is able to make investment decisions for itself, can bear the economic risk of its investment and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Member Interest.

4.11. Restricted Securities. Purchaser understands that the Member Interest may not be sold, transferred or otherwise disposed of without registration under the Securities Act and/or qualification under applicable state securities law, or an exemption therefrom, and that in the absence of an effective registration statement and/or applicable state qualification covering the Member Interest or an available exemption from registration under the Securities Act and/or qualification under applicable state securities law, the Member Interest must be held indefinitely.

4.12. No Knowledge of Breach of the Company’s or Seller’s Representations or Warranties. To the Knowledge of Purchaser, there are no facts, events or occurrences which would cause the Company or Seller to be in breach of any of their respective representations or warranties contained in this Agreement.

4.13. Company Insurance. Purchaser acknowledges that the Company’s insurance policies are held by Seller and that at Closing, Purchaser shall be required to obtain new insurance policies for the Company.

4.14. Certain Related Documents. The ancillary documents to be executed by Purchaser in connection with this Agreement have been duly executed and delivered by the parties thereto other than Seller and the Company and constitute the legal, valid, and binding obligations of such parties, enforceable against such parties in accordance with their terms and conditions.

ARTICLE 5

COVENANTS DURING THE TRANSITION PERIOD

The Company, Seller and Purchaser agree to abide by the following covenants from and after the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 13.1 (the “Transition Period”).

5.1. Consents, Approvals, Etc. The Company, Seller and Purchaser shall each use commercially reasonable efforts:

(a) to cooperate with one another in determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any other Person or Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Contemplated Transactions, and timely making all such filings and timely seeking all such consents, permits, authorizations or approvals (provided that Seller shall only be required to obtain the consent of applicable parties under its Senior credit facility); and

(b) to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Contemplated Transactions as soon as reasonably practicable.

5.2. Affirmative Covenants of the Company and Seller. Except as otherwise consented to in writing by Purchaser, the Company shall, and Seller shall cause the Company:

(a) to conduct its operations in the Ordinary Course (including the collection of receivables and the payment of payables) and use reasonable efforts to preserve intact its business organization, keep available the services of officers and employees, and maintain satisfactory relationships with suppliers, customers and others having business relationships with them;

(b) to maintain its assets in customary repair, order and condition, maintain insurance reasonably comparable to that in effect on the Balance Sheet Date, replace in accordance with past practice inoperable, worn out or obsolete assets with modern assets of comparable quality and, in the event of a casualty, loss or damage to any of such assets or properties before the Closing Date for which the Company is insured or the condemnation of any assets or properties, either repair or replace such assets or property or, if Purchaser agrees, retain such insurance or condemnation proceeds;

(c) to use its reasonable efforts to obtain all consents known by the Company or Seller to be needed, or specified by Purchaser, on or before the Closing Date, to the Contemplated Transactions (provided that Seller shall only be required to obtain the consent of applicable parties under its Senior credit facility); and

(d) to maintain its insurance policies in full force and effect, or shall renew or replace the same before the expiration or termination of the expiring policies with policies from a reputable insurance carrier with a “Best’s Rating” equal to or better than that of the existing carrier, containing insurance coverage in the same or greater amount than the existing policies in substantially the same form and substance as the existing policies.

5.3. Negative Covenants of the Company and Seller. Without the prior written consent of Purchaser, except as expressly contemplated by this Agreement, the Company shall not, and Seller shall cause the Company not:

(a) to sell, lease, transfer or assign any of its material assets, tangible or intangible, other than inventory sold in the Ordinary Course and the Asset Transfers;

(b) except as set forth on Part 5.3(b) of the Seller Disclosure Letter, to acquire or agree to acquire by merging or consolidating with, or by purchasing any material portion of the capital stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(c) to amend the Organizational Documents of the Company;

(d) to split, combine, reclassify, encumber or make any change in the Company’s membership interests, or issue any new member interests or issue or become a party to any subscriptions, warrants, rights, options, convertible securities or other agreements or commitments of any character relating to the interests of the Company;

(e) to incur or commit to incur any capital expenditures in excess of $250,000 in the aggregate;

(f) to incur, assume or guarantee any long-term or short-term indebtedness except under existing credit facilities or replacements for the same;

(g) to distribute any cash or assets to its members, or make any payments to Seller or any of its affiliates, to the extent necessary to ensure that on the Closing Date, the Company shall have at least the amount of cash (restricted and unrestricted) on its balance sheet at Closing as reflected on the Balance Sheet; or

(h) to authorize any of the foregoing, or enter into any agreement to do any of the foregoing.

5.4. Tax Matters. Except as set forth on Part 5.4 of the Seller Disclosure Letter, without the prior written consent of Purchaser, the Company shall not make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Company, or take any other similar action relating to the filing of any Tax Return or the payment of any tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Company for any period ending after the Closing Date or decreasing any Tax attribute existing on the Closing Date.

5.5. Real Property and Leases.

(a) Maintenance of Real Property. Seller will cause the Company to maintain the Leased Real Property, including any and all improvements situated thereon, in substantially the same condition as of the date of this Agreement, ordinary wear and tear and acts of God excepted, and shall not demolish or remove any of the existing improvements situated thereon, or erect new improvements on the Leased Real Property or any portion thereof, without the prior written consent of Purchaser.

(b) Leases. Except with regard to assisting Purchaser with its efforts to obtain any necessary consents related to the Company’s leases, Seller will not cause or permit the Company’s leases to be amended, modified, extended renewed or terminated, nor shall the Company enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property, without the prior written consent of Purchaser.

5.6. Additional Covenants of Seller and the Company.

(a) Seller and the Company shall cooperate with Purchaser in preparing and making all filings or submissions to Governmental Entities required, if any, in connection with the Contemplated Transactions. Seller and the Company, at any time before or after the Closing, shall execute, acknowledge and deliver any further assignments, assurances, documents and instruments of transfer reasonably requested by Purchaser, and shall take any other action consistent with the terms of this Agreement that may reasonably be requested by Purchaser, for the purpose of delivering the Member Interest to Purchaser, and obtaining the consents necessary to complete the Contemplated Transactions.

(b) Seller shall use its, and shall cause the Company to use its, commercially reasonable efforts to fulfill the conditions set forth in Article 7 of this Agreement over which they have control or influence and to complete the Contemplated Transactions.

5.7. Covenants of Purchaser.

(a) Purchaser shall cooperate with Seller and the Company in preparing and making all filings or submissions to Governmental Entities required in connection with the Contemplated Transactions, if any.

(b) Purchaser shall use its reasonable efforts to obtain all consents and releases related to the Processing Agreements and the contracts related to the Leased Real Property (provided that Purchaser shall only be required to obtain the consents of First Data and SGS under the Processing Agreements).

(c) Purchaser shall use its commercially reasonable efforts to fulfill all of the conditions set forth in Article 8 of this Agreement over which it has control or influence, and to complete the Contemplated Transactions.

5.8. Expenses. Except as otherwise provided in this Agreement, each of Seller on one hand, and Purchaser on the other hand, shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions of this Agreement and the consummation of the Contemplated Transactions, including without limitation its own respective legal, accounting, brokerage and other costs, if any, incurred in connection with the Contemplated Transactions.

ARTICLE 6

CONDITIONS TO EACH PARTY’S OBLIGATIONS

The respective obligations of each party hereto to effect the Contemplated Transactions are subject to the satisfaction at or before the Closing of all the following conditions, unless waived (to the extent such conditions can be waived) in writing by Purchaser or Seller, as applicable:

6.1. No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Entity nor other legal restraint or prohibition preventing the Contemplated Transactions shall be in effect.

6.2. Statutes. No action shall have been taken or threatened, and no Law or Order shall have been enacted, promulgated or issued or deemed applicable to the transactions contemplated hereby by any Governmental Entity that would:

(a) make the Contemplated Transactions illegal or substantially delay the consummation of any material aspect of the transactions contemplated hereby;

(b) compel the Company or Purchaser to dispose or hold separate all or a material portion of the Subject Business or assets of the Company, Purchaser or any Affiliate thereof as a result of the consummation of the Contemplated Transactions; or

(c) render any party unable to consummate the Contemplated Transactions.

ARTICLE 7

CONDITIONS TO THE OBLIGATIONS OF PURCHASER

The obligations of Purchaser to effect the Contemplated Transactions are subject to the satisfaction at or before the Closing of all the following conditions, unless waived (to the extent such conditions can be waived) in writing by Purchaser:

7.1. Representations and Warranties True and Complete at Closing. Seller shall deliver a certificate to the Purchaser confirming that the representations and warranties of Seller and the Company contained in this Agreement shall be true and complete in all material respects at and as of the Closing Date with the same effect as if such representations and warranties had been made at and as of the Closing Date.

7.2. Performance of Covenants and Agreements. Seller shall deliver a certificate to the Purchaser confirming that the all of the covenants and agreements required to be performed by the Company and Seller at or before the Closing pursuant to the terms of this Agreement shall have been duly performed in all material respects.

7.3. Pre-Closing Balance Sheet. Purchaser shall have received from Seller an estimated balance sheet of the Company reflecting the Subject Business transferred at Closing, and excluding the Asset Transfers, (the “Pre-Closing Balance Sheet”) and which is set forth on Exhibit 7.3 attached hereto.

7.4. Closing Deliveries. Purchaser shall have received duly executed copies of the closing documents set forth in Section 10.1(a) and such documents shall be in full force and effect.

7.5. Opinion of Counsel. Purchaser shall have received the opinion of Nelson Mullins Riley & Scarborough, L.L.P. (“Nelson Mullins”), counsel to the Company and Seller, in the form and substance attached hereto as Exhibit 7.5 dated as of the Closing Date.

7.6. Resignations of Manager and Officers. The sole manager and any officers of the Company shall have submitted written resignations to the Company with respect to such party’s position with the Company.

7.7. Consents. Purchaser shall have received, in writing and in form and substance reasonably acceptable to Purchaser, all consents, approvals, Orders and waivers of, and all filings and registrations with, all Governmental Entities, and applicable parties under Seller’s senior credit facility, that are required for the consummation of the Contemplated Transactions.

Notwithstanding anything in this Agreement to the contrary, Purchaser’s conditions to closing this Agreement pursuant to Sections 7.1, 7.2 and 7.7, as such sections may in any manner relate to contract consents required in order to close the Contemplated Transactions shall be limited to the consent of applicable parties under Seller’s senior credit facility.

ARTICLE 8

CONDITIONS TO THE OBLIGATIONS OF

SELLER

The obligations of Seller to effect the Contemplated Transactions are subject to the satisfaction at or before the Closing of all the following conditions, unless waived (to the extent such conditions can be waived) in writing by Seller:

8.1. Representations and Warranties True and Complete at Closing. Purchaser shall deliver a certificate to Seller confirming that all of the representations and warranties of Purchaser contained in this Agreement shall be true and complete in all material respects at and as of the Closing Date with the same effect as if such representations and warranties had been made at and as of the Closing Date.

8.2. Performance of Covenants and Agreements. Purchaser shall deliver a certificate to Seller confirming that all of the covenants and agreements required to be performed by Purchaser at or before the Closing pursuant to the terms of this Agreement shall have been duly performed in all material respects.

8.3. Closing Deliveries. Seller shall have received duly executed copies of the closing documents set forth in Section 10.1(b) and such documents shall be in full force and effect.

8.4. Opinions of Counsel. Seller shall have received the opinion of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, counsel to Purchaser, in form and substance attached hereto as Exhibit 8.4 dated as of the Closing Date.

8.5. Consents. Seller shall have received, in writing and in form and substance reasonably acceptable to Seller, all consents, approvals, Orders and waivers of, and all filings and registrations with, all Governmental Entities, and the release from any and all remaining liability or obligations under the Company’s processing agreement (the “Processing Agreements”) with First Data Merchant Services, Inc. (together with its Affiliates, “First Data”) and Shared Global Systems, Inc. (together with its Affiliates, “SGS”), including any Seller guaranty thereof.

Notwithstanding anything in this Agreement to the contrary, Seller’s conditions to closing this Agreement pursuant to Sections 8.1, 8.2 and 8.5, as such sections may in any manner relate to contract consents required in order to close the Contemplated Transactions, shall be limited to Seller’s release from any and all remaining liability or obligations under the Processing Agreements, including any Seller guaranty thereof, and provided that the letter of credit currently securing the Company’s obligations under the Processing Agreement with First Data shall be released, or otherwise addressed, in accordance with Section 9.13.

ARTICLE 9

ADDITIONAL AGREEMENTS

9.1. Cooperation. The InterCept Parties on the one hand, and Purchaser on the other hand, shall cooperate fully with each other and their respective employees, legal counsel, accountants and other representatives and advisers in connection with the steps required to be taken as part of their respective obligations under this Agreement both before and after the Closing; and shall, at any time and from time to time after the Closing, upon the request of the other, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney, receipts, acknowledgments, acceptances and assurances as may be reasonably required to satisfy and perform the obligations of such party hereunder.

9.2. Software License Agreement. At Closing, the Company and Seller or its Affiliates shall enter into a software license agreement in the form attached hereto as Exhibit 9.2 (the “Software License Agreement”) providing for the royalty-free, non-exclusive, non-transferable, perpetual license of the NexGen and iBill transaction processing and support software from Seller or its Affiliates to the Company.

9.3. Transition Support Services Agreement. At Closing, the Company or its Affiliates and Seller shall enter into a transition support services agreement in the form attached hereto as Exhibit 9.3 (the “Transition Support Agreement”) providing that Seller shall provide to the Company or its Affiliates post-Closing certain services currently performed by Seller for the Company or its Affiliates, as well as for other services Seller or its Affiliates may desire from the Company, for a period not to exceed six months.

9.4. Transfer of Customers. Purchaser and Seller agree that Seller shall retain some of the Company’s non-adult content customer relationships acquired since April 8, 2002. As such, immediately before Closing, Seller shall cause the Company to transfer the customers listed on Part 9.4 of the Seller Disclosure Letter (the “Transferred Customers”) to Seller or an Affiliate of Seller in one of the Asset Transfer Agreements.

9.5. Transfer of Claims. Seller and Purchaser acknowledge and agree that immediately before Closing, the Company will assign to Seller or an Affiliate of Seller all of its rights to the claims as set forth on Part 9.5 of the Seller Disclosure Letter (the “Transferred Claims”) in the Asset Transfer Agreements. The Parties acknowledge that the value of such Claims shall be removed from the Closing Balance Sheet for purposes of all calculations of the Purchase Price Adjustment.

9.6. Insurance Policy. At Closing, to secure Purchaser’s indemnification obligations pursuant to Sections 11.2(d) and 11.2 (e), Purchaser shall deliver or cause to be delivered to Seller a validly issued insurance policy (the “Insurance Policy”) in the face amount of $20,000,000, in substantially the form attached hereto as Exhibit 9.6, which shall be issued by insurance companies satisfactory to Seller in its sole discretion. The Insurance Policy shall have a term of two years and shall provide that Seller as beneficiary thereof which may, from time to time, make a claim against the Insurance Policy by following the procedures set forth therein. Purchaser shall have paid all premiums for the term of the Insurance Policy before Closing and the Insurance Policy shall have no deductible. The face amount of the Insurance Policy will be reduced from $20,000,000 to $5,000,000 on the 375th day following the Closing.

9.7. Confidentiality. The InterCept Parties on the one hand and Purchaser on the other hand shall hold in trust and confidence all Confidential Information about the other and shall not make any copies of, distribute, or use any such Confidential Information except as necessary to prepare for the completion of the Contemplated Transactions. After the Closing, neither Seller on the one hand nor Purchaser and the Company on the other hand shall make any unauthorized disclosure of Confidential Information about the other for a period of five years. If the Contemplated Transactions do not occur, then each such party, upon the first request in writing from the other, shall return to the other all Confidential Information in its possession, without retaining any copies thereof, and neither the InterCept Parties on the one hand nor Purchaser on the other hand shall make any unauthorized disclosure of Confidential Information about the other for a period of five years from the date of this Agreement. Notwithstanding the foregoing, any party may disclose Confidential Information to the extent disclosure is mandated by the legal requirements of such party, the Nasdaq Stock Market, or the SEC, as well as to professional advisors, directors and senior executives as reasonably necessary. This Agreement may also be disclosed to third parties if reasonably necessary to secure consents or approvals to consummate the Contemplated Transactions, or, to the extent necessary, to comply with diligence requirements in connection with financing or other transactions that may be proposed by the Company in the future. The parties will cooperate to draft a press release for the announcement of this Agreement as soon as possible after the execution of this Agreement by all parties. The provisions of this Section 9.7 are cumulative with the provisions of the Non-Disclosure Agreement previously signed by Seller and Purchaser, provided that in the event of a conflict between the confidentiality provisions of that agreement and this Agreement, the confidentiality provisions of this Agreement shall govern. Notwithstanding anything in this Agreement or the referenced Non-Disclosure Agreement to the contrary, any party to this Agreement (and any employee, representative, or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, any such information relating to the tax treatment or tax structure is required to be kept confidential to the extent necessary to comply with any applicable federal or state securities laws.

9.8. Ability of Nelson Mullins to Represent Seller Post-Closing in Matters Related to the Company. The parties to this Agreement agree and acknowledge that Nelson Mullins has represented Seller and the Company pre-Closing and will continue to represent Seller post-Closing. Purchaser agrees, for itself and the Company post-Closing, and after consultation with its own counsel, that the client/attorney relationship that currently exists between Nelson Mullins and the Company shall cease upon Closing, and that the Company hereby waives any conflict that might be deemed to be present between Nelson Mullins and the Company post-Closing arising out of Nelson Mullins’ prior representation of the Company. Accordingly, Purchaser agrees, for itself and for the Company post-Closing, that Nelson Mullins may represent Seller in any dispute between Seller on one hand and Purchaser or the Company on the other hand, notwithstanding the client/attorney relationship that currently exists between Nelson Mullins and the Company.

9.9. Payment of Taxes.

(a) Seller shall pay all Taxes relating to or arising from operations of the Company on or before the Closing Date.

(b) Seller, the Company and Purchaser agree to furnish, or to cause to be furnished in good faith to each other, such cooperation and assistance as is reasonably necessary to file any future returns, to respond to audits, to negotiate settlements with Governmental Entities and to prosecute and defend against Tax claims.

(c) The Purchase Price shall be allocated as set forth on Schedule 9.9(c). Such allocation shall also conform to the requirements of Section 1060 of the Code and the regulations thereunder and any comparable provisions of state or local law. Seller and Purchaser shall jointly complete and separately file Form 8594 with their respective tax returns for the tax year in which the Closing Date occurs in accordance with such allocation. Each of Seller and Purchaser hereby covenants and agrees that it will not take a position on any income, property or other Tax Return, before any Governmental Entity charged with the collection of any income, property or other Tax, or in any judicial proceeding that is in any way inconsistent with the terms of this Agreement.

9.10. Payment of Fines. Notwithstanding any other provision of this Agreement, if (a) at any time within 180 days following the Closing Date the Company is assessed any fine, assessment, levy or other charge by First Data or any credit card association (any such event, a “Fine”) including without limitation in relation to chargebacks or the manner in which the Company’s business is conducted, (b) such Fine relates to any period on or before the Closing Date and was not fully reserved against in the Closing Balance Sheet or previously paid in full, and (c) Purchaser notifies Seller in writing of such Fine before the close of business on the 180th day following the Closing Date, then Seller shall remit to the Company the amount of such Fine, net of aggregate reserves or holdbacks reflected in the Closing Date Balance Sheet, in immediately available funds within five business days after Purchaser notifies Seller in writing of such Fine. Purchaser and the Company agree that, contingent upon Seller’s payment or reimbursement of such Fine, the Company and Seller hereby assign to Seller the following:

(1) all refunds of Fines actually paid by Seller to First Data or card associations before or in respect of periods before Closing;

(2) any actual or potential causes of action against any of the Company’s processing providers or other vendors by reason of any act or omission that may have resulted in the Company suffering a Fine for activities occurring before Closing, and for which Seller has paid the Fine; and

(3) any right to recover from (or pass through to) merchants, consumers, or other Persons any Fines suffered by the Company for activities occurring before Closing; and for which Seller has paid the Fine.

If Seller reimburses Purchaser for any Fines in accordance with this Agreement, Purchaser covenants and agrees that it shall use reasonable best efforts to recover the amount of any such Fines from the merchant, consumers, or other Persons whose activities led to the incurrence of the Fines and shall pay any amount so recovered to Seller as reimbursement for amounts previously paid by Seller to Purchaser (or the Company following the Closing).

9.11. Customer Account Maintenance. Purchaser acknowledges and agrees that for a period of one year following the Closing, Purchaser shall cause Company and its Affiliates to maintain all customer accounts consistent with the requirement of each customer agreement, as may be amended from time to time by the Company and such customer, including but not limited to the timely payment of all obligations (whether or not incurred before the Closing Date) and appropriate reserve maintenance. Notwithstanding the foregoing, nothing herein shall prevent the Company from terminating, amending or modifying any customer agreement at any time in accordance with the terms of such agreement. In the event of any termination of a customer agreement by the Company, the Company shall perform all of its obligations under such customer agreement, including the timely payment of all obligations and appropriate reserve maintenance. It is specifically agreed that no customers shall be third party beneficiaries of this provision.

9.12. Bank of America Credit Facility. Notwithstanding any representations, warranties, agreements, or covenants herein to the contrary, all of Seller’s and its subsidiaries’ assets, including Seller’s ownership interests in the Company, are pledged to, or are subject to security interests in favor of, Bank of America, N.A. and other lenders, pursuant to that certain Credit Agreement dated September 19, 2003, as amended (the “Credit Agreement”). Additionally, each of Seller’s subsidiaries, including the Company, guaranteed Seller’s obligations to the lenders in the Credit Agreement. To effect the Contemplated Transactions, Seller must therefore obtain the consent of the lenders pursuant to the terms of the Credit Agreement (the “Lender Consent”), and each representation, warranty, agreement or covenant herein is qualified by this section and to the necessity of obtaining the Lender Consent.

9.13. First Data Letter of Credit. On or before April 20, 2004, Purchaser shall cause First Data to release Seller’s $3,000,000 letter of credit currently securing the Company’s obligations under the Processing Agreements (the “First Data Letter of Credit”). If the First Data Letter of Credit is not released on or before April 20, 2004, Purchaser shall pay Seller $3,000,000 (less the aggregate amount of any draws previously paid by Purchaser to Seller as provided in the following sentence) in immediately available funds on or before April 20, 2004. In addition, if a full or partial draw upon the First Data Letter of Credit is made before it is released or before Purchaser shall have paid Seller $3,000,000, Purchaser shall pay Seller the amount of any such draw in immediately available funds within two (2) business days.

9.14. Guaranty of Note and First Data Letter of Credit. At Closing, Dr. Luis Enrique Molina G. (the “Guarantor”) shall enter into that certain Guaranty Agreement attached hereto as Exhibit 9.14 (the “Guaranty Agreement”) with Seller whereby Guarantor shall guarantee both (i) Purchaser’s obligations under the Note, and (ii) Purchaser’s obligations under Section 9.13.

ARTICLE 10

THE CLOSING

10.1. Closing. The closing of the purchase and sale of the Member Interest and the consummation of the Contemplated Transactions (the “Closing”) shall take place at 10:00 a.m., local time, not later than March 22, 2004 in the offices of Nelson Mullins in Atlanta, Georgia, or at such other location as the parties mutually agree. The Closing will take place as soon as practicable after the satisfaction or waiver (to the extent the same may be waived) of the conditions set forth in Articles 6, 7 and 8. The date on which the Closing takes place is hereinafter referred to as the “Closing Date.” The following shall occur on the Closing Date:

(a) Deliveries by the Company and Seller. At the Closing, Seller shall deliver or cause to be delivered the following to Purchaser:

(1)	a certificate in proper form and order for transfer representing the Member Interest;

(2)	certified copies of the resolutions of the Company’s manager and member authorizing and approving this Agreement and the Contemplated Transactions;

(3)	certified copies of the resolutions of Seller’s Board of Directors authorizing and approving this Agreement and the Contemplated Transactions;

(4)	a certificate of the manager of the Company certifying (i) the Company’s Organizational Documents (ii) the incumbency of each officer of the Company executing this Agreement or any agreement, instrument or document contemplated hereby, and (iii) certifying compliance with the conditions set forth in Sections 7.1 and 7.2;

(5)	a certificate of the Secretary of Seller certifying Seller’s Articles of Incorporation and Bylaws and the incumbency of each officer of Seller executing this Agreement or any agreement, instrument or document contemplated hereby;

(6)	a certificate executed by the President of Seller certifying compliance with the conditions set forth in Sections 7.1 and 7.2;

(7)	the resignations of the managing members and all officers of the Company;

(8)	the Software License Agreement

(9)	the Transition Support Agreement;

(10)	written evidence of the Asset Transfers; and

(11)	the legal opinion of Nelson Mullins.

(b) Deliveries by Purchaser. At the Closing, Purchaser shall deliver, or cause to be delivered, the following to the Company and Seller:

(1)	The Cash Payment;

(2)	the Note;

(3)	the Guaranty Agreement;

(4)	certified copies of the resolutions of Purchaser’s board of managers authorizing and approving this Agreement and the Contemplated Transactions;

(5)	a certificate of the Secretary of Purchaser certifying Purchaser’s Organizational Documents and the incumbency of each officer of Purchaser executing this Agreement or any agreement, instrument or document contemplated hereby;

(6)	a certificate executed by the President of Purchaser certifying compliance with the conditions set forth in Section 8.1 and 8.2;

(7)	the Software License Agreement;

(8)	the Transition Support Agreement;

(9)	the Insurance Policy; and

(10)	the legal opinion of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP.

ARTICLE 11

INDEMNIFICATION

11.1. Indemnification by Seller in Favor of Purchaser. Seller hereby agrees to indemnify and hold harmless Purchaser for any and all Losses Purchaser may suffer, sustain or incur which, directly or indirectly, arise or result from or are incident or related to:

(a) the untruth, inaccuracy or breach of any material representation or warranty of the Company or Seller contained in this Agreement, the Seller Disclosure Letter, or any certificate delivered in connection herewith or therewith;

(b) the breach of any material agreement or covenant of the Company or Seller contained in this Agreement, in any other document or agreement listed in Article 10, or in the Seller Disclosure Letter (provided that with respect to the Company, Seller shall be obligated to indemnify and hold harmless Purchaser only with respect to pre-Closing agreements and covenants of the Company and not to any agreement or covenant of the Company post-Closing);

(c) any action, suit, Proceeding, demand, assessment or judgment (including, without limitation, those commenced or obtained against Seller) incident to any of the matters indemnified against under clauses (a) or (b) above; or

(d) the matters described on Exhibit 11.1(d).

Seller shall reimburse Purchaser on demand for any Losses Purchaser may suffer at any time after the execution of the Agreement in accordance with this Article 11. Except as provided in this Agreement, consummation of the Contemplated Transactions shall not be deemed or construed to be a waiver of any right or remedy of Purchaser.

11.2. Indemnification by Purchaser and the Company in Favor of Seller. Purchaser and, after the Closing, the Company agree, jointly and severally, to indemnify and hold harmless Seller for any and all Losses Seller may suffer, sustain, or incur which, directly or indirectly, arise or result from or are incident or related to:

(a) the untruth, inaccuracy or breach of any material representation or warranty of Purchaser contained in this Agreement, the Purchaser Disclosure Letter or any certificate delivered in connection herewith or therewith;

(b) the breach of any material agreement or covenant of Purchaser contained in this Agreement, in any other document or agreement listed in Article 10, or in the Purchaser Disclosure Letter;

(c) after the Closing, the breach of any agreement or covenant of the Company contained in this Agreement or in any other document or agreement listed in Article 10 that apply to the Company (provided that with respect to the Company, Purchaser and Company shall be obligated to indemnify and hold harmless Seller only with respect to post-Closing agreements and covenants of the Company and not to any agreement or covenant of the Company pre-Closing);

(d) any sum that any third party asserts that Seller owes under any of the various agreements for which Purchaser has assumed or agreed to obtain Seller’s release under this Agreement including, but not limited to, the Company’s customer agreements, client payouts, the Deerfield Beach Lease and any other Lease of premises constituting the Leased Real Property, Fines other than those for which Seller is responsible under Section 9.10, and under the Processing Agreements;

(e) any Fines, assessments, or other charges made or assessed against the Company by any merchant, customer, acquiring or issuing bank, First Data, any credit card association or any other party in the card payment system and for which payment is sought from Seller (including, but not limited to, any customer holdbacks or any fees, fines, assessments, or other charges made or assessed against the Company), related to periods after the Closing, and related to periods before the Closing Date if such amounts were reserved against in the Closing Balance Sheet; or

(f) any action, suit, Proceeding, demand, assessment or judgment (including, without limitation, those commenced or obtained against Purchaser) incident to any of the matters indemnified against under clauses (a), (b), (c), (d) or (e) above.

Purchaser and the Company shall reimburse Seller on demand for any Seller Losses at any time after the execution of the Agreement in accordance with this Article 11. Consummation of the Contemplated Transactions shall not be deemed or construed to be a waiver of any right or remedy of Seller.

11.3. Notice of Claims. The party entitled to indemnification under the provisions of this Article 11 (the “Claimant”) shall deliver to the party from whom indemnification is sought (the “Obligor”) notice in writing within 60 days of Claimant’s discovery of any Loss in respect of which the right to indemnification is sought under this Article. This notice shall specify in reasonable detail the nature of the Loss and the amount of the liability arising from the Loss (or if the amount is not known, a reasonable estimate of the amount) (the “Claim”). In addition, if the Loss is due to an assertion of a claim by a third party, the written notice shall specify the name of such third party asserting such claim. Notwithstanding the above, the failure to give written notice within such 60 day period shall not result in the waiver or loss of any right to bring such Claim hereunder after such period unless, and only to the extent that, the other party is actually prejudiced by such failure. The Obligor shall satisfy its obligations under this Article within 30 days of receipt of the above described notice.

11.4. Defense of Third Party Claims. If the facts pertaining to the Loss arise out of the claim of any third party, then the Obligor must assume the defense or prosecution of that claim, including the employment of counsel or accountants, at the Obligor’s cost and expense. If representation of both the Obligor and the Claimant by such counsel would be inappropriate due to actual or potential differing interests between the Obligor and the Claimant in such a Proceeding, the Claimant shall have the right, at its expense, to retain separate counsel. The Obligor may settle any such third party claim in its discretion so long as: (1) the Obligor bears the entire financial burden of the settlement, (2) the Claimant is not subjected to any monetary or non-monetary obligations, and (3) the third party agrees to release Claimant from any and all liabilities pertaining to the Loss. Both Obligor and Claimant agree to cooperate in the defense or prosecution of third party claims and shall furnish such records, information, and testimony, and attend such conferences, discovery proceedings, hearings, trials, and appeals, as may be reasonably requested in connection with such third party claims.

11.5. Mitigation. The Claimant’s rights to indemnification under this Agreement are subject to common law principles of mitigation. However, no Claimant will be required to exhaust any remedy against any other person or source (for example, under an insurance policy) as a condition to pursuing or obtaining any indemnification under this Agreement. The Claimant will take commercially reasonable steps to mitigate any Loss after becoming aware of any event that would reasonably be expected to give rise to a Loss for which indemnification may be sought under this Article 11, including timely making any and all available insurance claims and diligently prosecuting such claims; provided that the Claimant will provide at least ten days prior written notice to Obligor of any such steps for which the Claimant may incur any documented out-of-pocket costs exceeding $5,000 in the aggregate, and such expenses will be at the Obligor’s expense and funded by the Obligor on a current basis, unless the Obligor instructs the Claimant in writing not to take such steps. If the Claimant receives any payment under an insurance policy to cover a Loss, or is otherwise reimbursed by any third party, then after the date of the receipt of such payment, the Loss under this Agreement will not include the amount of the Loss covered by and equal to such payment; provided, however, that a Loss under this Agreement will still include the amount of any applicable deductible under such insurance policy and any Loss incurred in seeking such insurance payment. To the extent that the Obligor has already paid the Claimant for such Loss on the date the Claimant receives such payment, the Claimant will reimburse the Obligor for any expense incurred by the Obligor related to such Loss, including without limitation defense costs and attorney’s fees, up to the amount of the payment actually received by Claimant.

11.6. Survival of Indemnification Obligations. The indemnification obligations of Seller contained in Section 11.1 shall survive the Closing Date by 12 months. The indemnification obligations of Purchaser and the Company contained in Section 11.2 shall survive the Closing Date by 24 months, except that the indemnification obligations of Purchaser and the Company contained in Section 11.2 shall continue in effect:

(a) for the duration of any post-Closing covenants of Purchaser or the Company set forth in Article 12, but for such additional period such indemnification obligations shall apply only with respect to those covenants;

(b) for the duration of each agreement listed in Article 10, but for such additional period such indemnification obligations shall apply only with respect to such agreement(s); and

(c) notwithstanding anything herein to the contrary, including (a) and (b) above, Purchaser’s indemnification obligations shall terminate on the date that is no later than 24 months following the Closing Date, and the Insurance Policy securing the indemnification obligations described herein shall immediately and automatically terminate on such date.

11.7. Indemnification as Purchaser’s Exclusive Remedy. Purchaser is acquiring the Company on an “as is” basis and has therefore sought minimal representations, warranties and covenants from Seller and from the Company. Purchaser represents and warrants that Seller and the Company have granted Purchaser access to all relevant information necessary to make an informed decision with regard to the purchase of the Company, and Purchaser also represents and warrants that officials of both Seller and Company have met with representatives of Purchaser to answer all of Purchaser’s questions regarding the Company. Accordingly, Purchaser hereby agrees that indemnification as provided for in this Article 11 shall be its sole and exclusive remedy for any Claim made pursuant to this Agreement or the Contemplated Transactions. To the extent that any provision of this Agreement may be interpreted to conflict with this Section, this Section shall govern to the exclusion of all others.

11.8. Seller’s Right to Make Claims Against the Insurance Policy. If Purchaser and the Company fail to comply with their obligations under Sections 11.2(d) and 11.2(e), such failure shall be deemed to be an “Event of Default” permitting Seller to make claims against the Insurance Policy; provided that no Event of Default shall be deemed to have occurred for so long as Purchaser is complying diligently and in good faith with its obligations under Section 11.4 and Seller has not been ordered by a court of competent jurisdiction to pay a specific amount to a third party. Seller’s exercise of its rights under this provision for Events of Default shall not be construed in any way to limit any other indemnification remedy, including, but not limited to, any direct action against Purchaser or the Company, available to Seller under this Agreement or under applicable Law for such Events of Default or for breaches of the other indemnification obligations of Purchaser and the Company.

11.9. Limitations. Purchaser will have no Liability (for indemnification or otherwise) for Claims and/or Losses arising under this Agreement or the Contemplated Transactions to the extent such Claims and/or Losses exceed $20 million, and Seller will have no Liability (for indemnification or otherwise) for Claims and/or Losses arising under this Agreement or the Contemplated Transactions to the extent such Claims and/or Losses exceed $5 million.

11.10. Seller Contract Consent Matters. Purchaser and Seller agree that the only non-governmental consents Seller is obligated to obtain pursuant to this Agreement are as set forth in Section 7.7. As such, notwithstanding anything in this Agreement to the contrary, Seller’s indemnity obligations for any breach of a representation, warranty, covenant or agreement under this Agreement related to contract consent matters shall be limited to obtaining the consents set forth in Section 7.7.

ARTICLE 12

NON-COMPETITION AND NON-SOLICITATION COVENNANTS

12.1. Non-Competition by Purchaser and the Company. Purchaser acknowledges and agrees that Seller and its Affiliates will continue to provide Transaction Services to third parties providing non-Age-Restricted Services (except as noted in Section 12.3 below) following the Closing throughout the world. Accordingly, as an agreement ancillary to the purchase of the Member Interest and as a material inducement to Seller to enter into this Agreement, Purchaser agrees that for three years after the Closing Date (the “Non-Competition Period”), neither Purchaser, the Company, nor any of their Affiliates shall, without Seller’s prior written consent, use the software licensed to Purchaser pursuant to the Software License to provide (whether as an owner, operator, manager, employee, officer, director, consultant, advisor, representative or otherwise), directly or indirectly, any Transaction Services to third parties providing non-Age-Restricted Services anywhere in the world; provided, however, that this provision shall not apply to third parties for which non-Age-Restricted Services comprise less than 25% in revenues of the aggregate Transaction Services provided by Purchaser and the Company.

12.2. Non-Solicitation of Customers by Purchaser and the Company. During the Non-Competition Period, neither Purchaser, the Company nor their Affiliates shall, without Seller’s prior written consent, directly or indirectly, solicit, raid, entice, induce or contact any third party that or who was a customer of Seller or its Affiliates (excluding the Company) on the Closing Date.

12.3. Non-Competition by Seller. Seller acknowledges and agrees that Purchaser, the Company and their Affiliates will continue to engage in Transaction Services to third parties providing Age-Restricted Services following the Closing throughout the world. Accordingly, as an agreement ancillary to the purchase of the Member Interest and as a material inducement to Purchaser to enter into this Agreement, Seller agrees that during the Non-Competition Period, neither Seller nor any of its Affiliates shall, without Purchaser’s or the Company’s prior written consent, engage (whether as an owner, operator, manager, employee, officer, director, consultant, advisor, representative or otherwise), directly or indirectly, in any Transaction Service to third parties providing Age-Restricted Services anywhere in the world, other than (i) third parties that or who are customers of Seller or its Affiliates (excluding the Company) as of the Closing Date and (ii) third parties for which Age-Restricted Services comprise less than 25% in revenues of the aggregate Transaction Services provided by Seller.

12.4. Non-Solicitation of Customers by Seller. During the Non-Competition Period, neither Seller nor its Affiliates shall, without Purchaser’s prior written consent, directly or indirectly, solicit, raid, entice, induce or contact any third party that is who was a customer of the Company on the Closing Date, other than third parties who were also customers of Seller or another of its Affiliates on the Closing Date.

12.5. Remedies. Without limiting the right of the parties to pursue all other legal and equitable rights available to it, including without limitation, damages for violations of Sections 12.1 through 12.4, it is agreed that other remedies cannot fully compensate the parties for such violations of the above restrictive covenants and that each party shall be entitled to injunctive relief and/or specific performance to prevent violation or continuing violation thereof, without bond and without the necessity of showing actual monetary damages. It is the intent and understanding of each party hereto that if, in any action before any court or agency legally empowered to enforce the terms of Sections 12.1 through 12.4, any term, restriction, covenant or promise in Sections 12.1 through 12.4 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or agency.

ARTICLE 13

MISCELLANEOUS

13.1. Termination. This Agreement may be terminated at any time before the Closing by:

(a) The mutual consent of Purchaser and Seller; or

(b) Purchaser or Seller, if the conditions set forth in Article 6 shall not have been satisfied or waived (to the extent they may be waived) by March 31, 2004; or

(c) Purchaser, if the conditions set forth in Article 7 shall not have been satisfied or waived (to the extent they may be waived) by March 31, 2004; or

(d) Seller, if the conditions set forth in Article 8 shall not have been satisfied or waived (to the extent they may be waived) by March 31, 2004; or

(e) Purchaser or Seller, if any permanent injunction, or temporary injunction extending beyond March 31, 2004, or other Order of a court or other competent authority preventing the Closing shall have become final and nonappealable.

No party shall be entitled to terminate this Agreement pursuant to Section 13.1(b) through (e) if such party’s intentional breach (or, with respect to the Company, intentional breach by Seller) of this Agreement has prevented the satisfaction of a condition. Any termination pursuant to Section 13.1(a) shall be effected by a written instrument signed by Purchaser and Seller, and any other termination pursuant to this Section 13.1 (other than a termination pursuant to Section 13.1(a)) shall be effected by written notice from the party or parties so terminating to the other parties hereto, which notice shall specify the Section hereof pursuant to which this Agreement is being terminated.

13.2. Break-up Fee. A break up fee of $1,000,000 (the “Break-up Fee”) shall be payable in the following manner:

(a) By Seller to Purchaser if the Closing does not occur by March 31, 2004, except in the case of a termination by March 31, 2004 pursuant to Sections 13.1(a), (b), (d) or (e); or

(b) By Purchaser to Seller if the Closing does not occur by March 31, 2004, except in the case of a termination by March 31, 2004 pursuant to Sections 13.1(a), (b), (c) or (e).

If the Break-up Fee is payable by Purchaser to Seller pursuant to Section 13.2(b), then Seller shall retain the Initial Deposit. If the Break-up Fee is payable by Seller to Purchaser pursuant to Section 13.2(a), then Seller shall immediately return the Initial Deposit to Purchaser and pay to Purchaser the Break-up Fee within 10 Business Days. Upon payment, the Break-up Fee shall be the receiving party’s sole compensation for such termination, the parties agreeing that the actual damages that the receiving party might suffer are impossible to calculate with precision, and that such amount is a good faith estimate of such damages.

13.3. Effect of Termination. In the event of the termination of this Agreement as provided in Section 13.1, this Agreement shall be of no further force or effect, except for Section 9.7, which shall survive the termination of this Agreement; provided, however, that except with regard to a termination in which the Break-up Fee is payable pursuant to Section 13.2, the Liability of any party for any breach by such party of the representations, warranties, covenants or agreements of such party set forth in this Agreement occurring before the termination of this Agreement shall survive the termination of this Agreement and, in addition, in the event of any action for breach of contract in the event of a termination of this Agreement, the prevailing party shall be reimbursed by the other party to the action for reasonable attorneys’ fees and expenses relating to such action.

13.4. Notices. All notices or other communications pursuant to this Agreement shall be in writing and shall be deemed to be sufficient if delivered personally, telecopied, sent by nationally-recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Seller (or the Company pre-Closing):

InterCept, Inc.

3150 Holcomb Bridge Road, Suite 200

Norcross, GA 30071

Attention: Lynn G. Boggs

Fax: (770) 662-8399

with a copy to:

Charles D. Vaughn, Esq.

Nelson Mullins Riley & Scarborough, L.L.P.

First Union Plaza, Suite 1400

999 Peachtree Street, N.E.

Atlanta, GA 30309

(404) 817-6189

(404) 817-6150 (facsimile)

If to Purchaser (or the Company post-Closing):

Media Billing, L.L.C.

11 Penn Plaza, 12th Floor

New York, NY 10001

ATTN: President – Media Billing

with a copy to:

Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP

101 East 52nd Street

New York, NY 10022-6018

Phone: (212)752-9700

Fax: (212)980-5192

ATTN: Larry Cline, Esq.

All such notices and other communications shall be deemed to have been given and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of delivery by telecopy, on the date of such delivery, (c) in the case of delivery by nationally-recognized, overnight courier, on the Business Day following dispatch, and (d) in the case of mailing by U.S. mail, on the fifth Business Day following such mailing. Any party may change its address from time to time for purposes of notice or other communication hereunder by giving notice to the other parties in accordance with this section. Each notice or other communication shall for all purposes of this Agreement be treated as being effective or having been given upon receipt unless otherwise indicated herein.

13.5. Commercially Reasonable Efforts and Further Assurances. The parties to this Agreement shall use their commercially reasonable efforts to effectuate the Contemplated Transactions. At all times before and after the Closing, each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the Contemplated Transactions.

13.6. No Third Party Beneficiaries; Successors and Assigns. (a) Anything contained herein to the contrary notwithstanding, the representations, warranties, covenants and agreements of the Company and Seller contained in this Agreement (including, without limitation, the Seller Disclosure Letter hereto) (1) are being given by the Company and Seller to Purchaser and (2) are solely for the benefit of Purchaser. Additionally, the representations, warranties, covenants and agreements of Purchaser contained in this Agreement (including, without limitation, the Purchaser Disclosure Letter hereto) (1) are being given by Purchaser to the Company and Seller and (2) are solely for the benefit of Seller. Accordingly, no third party shall be a third party or other beneficiary of such representations, warranties, covenants and agreements, and no such third party shall have any rights of contribution against the Company, Seller or Purchaser with respect to such representations, warranties, covenants or agreements or any matter subject to or resulting in indemnification under this Agreement, or otherwise.

(b) Before the Closing, this Agreement may not be assigned by Seller or the Company without the prior written consent of Purchaser, and this Agreement may not be assigned by Purchaser, without the prior written consent of the Company and Seller. After the Closing, this Agreement may not be assigned by Seller without the prior written consent of the Company and Purchaser, and this Agreement may not be assigned by Purchaser or the Company without the prior written consent of Seller. Any attempted assignment without such consent shall be void. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns, as applicable.

13.7. Headings. The headings of the sections of this Agreement are inserted as a matter of convenience and for reference only and in no way define, limit or describe the scope of this Agreement or the meaning of any provision of this Agreement.

13.8. Extension; Waiver. At any time before the Closing, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, and any such waiver shall not operate or be construed as a waiver of any subsequent breach by the other party.

13.9. Counterparts and Facsimile Execution. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other party, it being understood that all parties need not sign the same counterpart. Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

13.10. Governing Law, Personal Jurisdiction and Venue. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE UNITED STATES OF AMERICA AND THE STATE OF GEORGIA, EXCLUDING CHOICE OF LAW PRINCIPLES. All parties to this Agreement hereby agree to submit to the personal jurisdiction and venue of the state and federal courts of Gwinnett County, Georgia.

13.11. Remedies. Seller shall have and retain all rights and remedies existing in its favor at law or equity, including, without limitation, any actions for specific performance and/or injunctive or other equitable relief (including, without limitation, the remedy of rescission) to enforce or prevent any violations of the provisions of this Agreement. As detailed in Section 11.7 above, Purchaser agrees that its sole remedy for any alleged breach of this Agreement shall be indemnification as provided for in Article 11.

13.12. Amendment. This Agreement may be amended only by a writing signed by the Company, Purchaser and Seller.

13.13. Complete Agreement. This Agreement and the other documents referenced herein and therein contain the entire agreement of the parties with respect to the subject matter of this Agreement and supersede all prior and contemporaneous negotiations, agreements, arrangements and understandings between them with respect to such subject matter. Notwithstanding the above, the agreements referenced in this document shall survive the Closing and be effective on their own terms without any limitation by this provision.

13.14. Mutual Contribution. The parties to this Agreement and their counsel have mutually contributed to its drafting. Consequently, no provision of this Agreement shall be construed against any party on the ground that party drafted the provision or caused it to be drafted.

13.15. Mutual Waiver of Jury Trial. The parties hereto waive all right to trial by jury in any action, suit or Proceeding brought to enforce or defend any rights or remedies under this Agreement or any documents related hereto. Nothing about this Section shall be construed to reduce in any way the effect of Sections 11.7 and 13.11.

13.16. Arbitration. If a dispute shall arise around this Agreement, the parties agree that they shall submit that dispute to binding arbitration. The party making claim of a dispute (whether Purchaser or Seller) shall first notify the other party in writing of its claim. If the other party fails to respond satisfactory to this notice within 30 days, then the party claiming a dispute may submit the matter to arbitration, under the application of the then prevailing commercial arbitration rules of the American Arbitration Association. Such arbitration shall be held in Atlanta, Georgia before a panel of three (3) arbitrators, one selected by Seller, one selected by Purchaser, and the third selected by mutual agreement of the first two, and all of whom shall be independent and impartial under the rules of the American Arbitration Association. The decision of the arbitrators shall be final and binding as to any matter submitted under this Agreement. Judgment upon any award rendered by the arbitrators may be entered in any court of competent jurisdiction.

13.17. Independence of Covenants and Representations and Warranties. All covenants hereunder shall be given independent effect so that if a certain action or condition constitutes a default under a certain covenant, the fact that such action or condition is permitted by another covenant shall not affect the occurrence of such default, unless expressly permitted under an exception to such initial covenant. In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of or a breach of a representation and warranty hereunder. Each representation, warranty and covenant shall be given independent effect so that if a particular representation, warranty or covenant is breached the fact that another representation, warranty or covenant pertaining to the same or similar subject matter is not breached will not affect the breach or enforceability of such representation, warranty or covenant.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties hereto have executed this Member Interest Purchase Agreement as of the day and year first above written.

“Purchaser”

MEDIA BILLING, L.L.C.

By:	/s/ Dr. Luis Enrique Molina, G.
Dr. Luis Enrique Molina G., manager

By:	/s/ Charles L. Samel
Charles L. Samel, manager

“Seller”

INTERCEPT, INC.

By:	/s/ Scott R. Meyerhoff
Name:	Scott R. Meyerhoff
Title:	Chief Financial Officer

“Company”

INTERNET BILLING COMPANY, LLC

By:	InterCept, Inc., its sole member and manager

By:	/s/ Scott R. Meyerhoff
Name:	Scott R. Meyerhoff
Title:	Chief Financial Officer